SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) Or 13(e)(1)

of the Securities Exchange Act of 1934

CRA International, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value

(Title of Class of Securities)

12618T105

(CUSIP number of class of securities)

Paul A. Maleh

Chief Executive Officer

CRA International, Inc.

200 Clarendon Street

Boston, Massachusetts 02116-5092

Telephone: (617) 425-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:

Peter M. Rosenblum, Esq. William R. Kolb, Esq. Stacie S. Aarestad, Esq. Foley Hoag LLP 155 Seaport Blvd. Boston, Massachusetts 02210 (617) 832-1000	Jonathan D. Yellin, Esq. CRA International, Inc. 200 Clarendon Street Boston, Massachusetts 02116 (617) 425-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$25,000,000	$2,727.50

*	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than $25,000,000 in aggregate of up to 377,358 shares of common stock of CRA International, Inc. at the minimum tender offer price of $66.25 per share in cash.
**	The amount of the filing fee, calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$2,727.50	Filing Party:	CRA International, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	March 8, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO initially filed by CRA International, Inc., a Massachusetts corporation (the "Company"), on March 8, 2021, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed on April 6, 2021 (the "Schedule TO"), in connection with the Company's offer to purchase for cash up to $25,000,000 in value of shares of its common stock, no par value, at a purchase price not less than $66.25 per share nor greater than $76.00 per share, net to the seller in cash, less applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 8, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(1), Rule 13e-4(c)(3) and Rule 13e-4(c)(4) promulgated under the Exchange Act. This Amendment No. 2 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. Except as amended hereby to the extent specifically provided herein, all terms of the Tender Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 2 by reference.

Item 11. Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by inserting the following at the end thereof:

On April 9, 2021, the Company issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., Eastern Time, on April 5, 2021. A copy of the press release is filed as Exhibit (a)(7) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(7)	Press release announcing final results of the tender offer, dated April 9, 2021.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 8, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Company's Schedule TO filed on March 8, 2021).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Company's Schedule TO filed on March 8, 2021).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Company's Schedule TO filed on March 8, 2021).
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated March 8, 2021 (incorporated by reference to Exhibit (a)(1)(D) to the Company's Schedule TO filed on March 8, 2021).
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated March 8, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Company's Schedule TO filed on March 8, 2021).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press release announcing the Tender Offer, dated March 8, 2021 (incorporated by reference to Exhibit 99.1 to the Company’s current report on Form 8-K filed on March 8, 2021).

(a)(6)	Press release announcing preliminary results of the tender offer, dated April 6, 2021 (incorporated by reference to Exhibit (a)(6) to Amendment No. 1 to the Company's Schedule TO filed on April 6, 2021).
(a)(7)	Press release announcing final results of the tender offer, dated April 9, 2021.
(b)(1)	Amended and Restated Credit Agreement, dated as of October 24, 2017, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent, a Lender and an Issuing Bank, Bank of America, N.A., as a Lender and an Issuing Bank, and Santander Bank, N.A., as a Lender (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on October 26, 2017).
(b)(2)	Incremental Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2021, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent and a 2021 Incremental Revolving Lender, and Bank of America, N.A., as a 2021 Incremental Revolving Lender (incorporated by reference to Exhibit 10.1 to the Company’s current report on Form 8-K filed on January 14, 2021).
(b)(3)	Amended and Restated Securities Pledge Agreement, dated as of October 24, 2017, by and between CRA International, Inc., as Pledgor, and Citizens Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on October 26, 2017).
(c)	Not applicable.
(d)(1)	1998 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.2 to the Company’s registration statement on Form S-1/A filed on April 3, 1998).
(d)(2)	Amended and Restated 2006 Equity Incentive Plan, as amended (incorporated by reference to Annex A to the Company’s definitive proxy statement filed on April 27, 2018).
(d)(3)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on April 27, 2006).
(d)(4)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.9 to the Company’s annual report on Form 10-K filed on February 12, 2009).
(d)(5)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.11 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(6)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.9 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(7)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(8)	Form of Restricted Stock Agreement for Non-Employee Director Award pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.3 to the Company’s annual report on Form 10-Q filed on August 2, 2018).
(d)(9)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on April 27, 2006).
(d)(10)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company Right of First Refusal (incorporated by reference to Exhibit 10.11 to the Company’s annual report on Form 10-K filed on February 12, 2009).

(d)(11)	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(12)	Form of Restricted Stock Agreement for Employee or Independent Contractor Award under the 2006 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Company’s annual report on Form 10-Q filed on August 2, 2018).
(d)(13)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s annual report on Form 10-K filed on February 8, 2007).
(d)(14)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.16 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(15)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.12 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(16)	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(17)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company’s annual report on Form 10-K filed on January 29, 2010).
(d)(18)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(19)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.15 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(20)	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(21)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan (incorporated by reference to Exhibit 10.15 to the Company’s annual report on Form 10-K filed on January 29, 2010).
(d)(22)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Stock Ownership Guidelines (incorporated by reference to Exhibit 10.20 to the Company’s annual report on Form 10-K filed on March 2, 2012).
(d)(23)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.18 to the Company’s annual report on Form 10-K filed on March 15, 2017).
(d)(24)	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.22 to the Company’s annual report on Form 10-K filed on March 12, 2018).
(d)(25)	CRA International, Inc. Cash Incentive Plan, as amended (incorporated by reference to Annex B to the Company’s definitive proxy statement filed on April 28, 2017).
(d)(26)	Form of Service Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.2 to the Company’s current report on Form 8-K filed on December 12, 2016).
(d)(27)	Form of Performance Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines (incorporated by reference to Exhibit 10.3 to the Company’s current report on Form 8-K filed on December 12, 2016).

(d)(28)	Summary of Director Compensation (incorporated by reference to Exhibit 10.28 to the Company’s annual report on Form 10-K filed on February 27, 2020).
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CRA INTERNATIONAL, INC.

By:	/s/ Daniel Mahoney
Name: Daniel Mahoney
Title: Chief Financial Officer, Executive Vice President and Treasurer

Dated: April 9, 2021